FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006 (February 15, 2006)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No      X

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

NEWS RELEASE

Ansell Limited
A.B.N. 89 004 085 330
Level 3, 678 Victoria Street
Richmond, Victoria 3121, Australia
GPO Box 772H Melbourne
Victoria 3001, Australia
Telephone (+613) 9270 7270
Facsimile (+613) 9270 7300
www.ansell.com

15th February, 2006

ANSELL EXPANSION IN CHINA LAYS SIGNIFICANT GROWTH FOUNDATION

Ansell today announced strategic initiatives to significantly enhance its presence in China, in two of its three businesses as follows: -

Consumer Business

Ansell has agreed to acquire a 75% interest in the Wuhan Jissbon Sanitary Products Company Ltd., a leading Wuhan-based Chinese condom supplier.

Jissbon is an 80% owned subsidiary of Humanwell High Tech Industry Co Ltd, a publicly listed company (Shanghai Stock Exchange). In the eight years since the condom business was founded, Jissbon has become one of the leading national brands in China’s attractive retail market which is estimated at 1.5 billion condoms annually, with projected double digit growth rates.

Ansell’s CEO, Mr Doug Tough said “Jissbon is a good fit for Ansell. It has strong brands, an impressive 10% share of the retail condom market and is run by an energetic and progressive management team, who will stay with the business. Jissbon has been a leader in marketing initiatives and will launch Ansell condom brands in China, providing additional growth. We are excited about this opportunity for the fine Jissbon organisation and its employees to join Ansell. With our global capabilities in marketing, manufacturing and product development, we feel that together we can make major gains in China”.

Ansell will pay approximately US$18 million for its 75% share of Jissbon and has an option to acquire the remaining 25%.

With this acquisition, Ansell enters the world’s largest consumer market with a population of 1.3 billion people and lays the groundwork for significant growth.

The Company is in the process of obtaining Chinese Government approval for the acquisition and expects to close this transaction later in the current half.

Occupational Business

Ansell is also establishing a new trading entity to be called Ansell (Shanghai) Commercial and Trading Company Ltd. This will be headquartered and managed out of Shanghai.

Ansell has been selling into the Chinese synthetic Occupational glove market for some years. This market is underpinned by strong manufacturing growth, a high level of foreign investment, and increasingly stringent regulations relating to worker safety and is growing at double digit rates. However, growth potential was limited without a stronger local sales presence and local warehousing and distribution facilities, which have now been addressed.

Mr Tough said “the development of China as a manufacturing base for the world has been impressive with large numbers of local and international companies creating a manufacturing base there. Ansell will focus its growth on opportunities along the coastal corridor and support the Chinese Government’s drive to improve worker health and safety”.

Growth Foundation

There will be synergies between the Occupational and Consumer businesses, both in terms of management talent and infrastructure. This step change in Ansell’s presence in China also lays the foundation for future moves within that country across Ansell’s entire portfolio, including the Professional surgical and examination gloves business.

For further information:

Media	Investors & Analysts
Australia	USA	Australia

Peter Brookes Cannings Tel: (+61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (+1 732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager – Finance & Treasury Tel: (+61 3) 9270 7215 or (+61) 0401 140 749 Email: dgraham@ap.ansell.com

Ansell Ltd is a global leader in healthcare barrier protective products and in 2005 celebrated 100 years in its field. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: February 15, 2006